Exhibit 99.3

August 5, 2020	News Release 20-15

Pretivm Reports Second Quarter 2020 Operating and Financial Results;

Strong Production at Brucejack Generates Record Free Cash Flow

Second Quarter (“Q2”) and First Six Months (“H1”) 2020 Highlights:

●	Gold production – Q2: 90,419 ounces; H1: 173,307 ounces

●	AISC[1] – Q2: $911 per ounce of gold sold; H1: $950 per ounce of gold sold

●	Free cash flow[1] – Q2: $82.7 million; H1: $124.6 million

●	Uninterrupted operations through the COVID-19 pandemic

●	Achieved production milestone of one million ounces of gold

●	End of quarter cash balance: $124.7 million

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD & A”) for the three and six months ended June 30, 2020 and 2019 available on the Company’s website and on SEDAR and EDGAR.

Vancouver, British Columbia, August 5, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces operating and financial results for the second quarter and first-half 2020 (see “Key Operating Metrics” and “Key Financial Metrics” tables below).

“Brucejack delivered another profitable quarter with record free cash flow,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “In the first six months of the year the mine produced 173,307 ounces of gold generating $293.1 million in revenue and $124.6 million in free cash flow, surpassing our full-year free cash flow target.”

“However, no quarter at Pretivm is considered a success unless it is accomplished safely. The loss of one of our employees, announced a few days ago, is a tragic reminder of the importance of safety in all mine operations. Our thoughts are with the employee’s family and loved ones. We will work tirelessly to ensure a safe workplace for everyone at Brucejack, which will directly support our efforts to operate efficiently and profitably.”

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

2020 Guidance

2020 Production Guidance Maintained

The Company produced 173,307 ounces of gold during the first half of 2020 and expects to meet 2020 gold production guidance at the Brucejack Mine of 325,000 ounces to 365,000 ounces. Production is planned to continue for the remainder of 2020 at an average rate of approximately 3,500 tonnes per day due to planned shutdowns and an increased focus on waste management from accelerated lateral development. The average annual gold grade is expected to remain in the guidance range between 7.6 grams per tonne and 8.5 grams per tonne at an average gold recovery of 97%.

Management believes 2020 production guidance remains achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the novel coronavirus (“COVID-19”) pandemic. We have taken precautions to mitigate the risk of COVID-19. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and market for our securities.

2020 Financial Guidance Updated

Total cash costs and all-in sustaining costs (“AISC”) were $766 and $950 per ounce of gold sold, respectively, for the first half of 2020. Annual financial guidance for 2020 has been updated to include costs for COVID-19 protocols, which are expected to remain in place for the remainder of 2020, of approximately $15.0 million and additional drilling of approximately $6.5 million. Accordingly, we have adjusted our cash costs guidance upwards to a range of $750 to $860 per ounce of gold sold from $725 to $830 per ounce of gold sold and AISC guidance upwards to a range of $960 to $1,120 per ounce of gold sold from $910 to $1,060 per ounce of gold sold.

AISC estimates continue to include costs associated with lateral development at a rate of approximately 1,000 meters per month through 2020. In addition, the AISC estimates include costs associated with a high-density reverse circulation (“RC”) drilling grade control program and definition drilling to increase the volume of grade information necessary to enhance mine planning and optimize gold production.

Sustaining capital expenditures for the year are expected to be approximately $40.0 million, an increase from $30.0 million, primarily due to additional definition drilling and mill building repairs. Other capital expenditures include approximately $15.0 million in expansion capital expenditures and approximately $10.0 million for regional exploration.

2020 Free Cash Flow Forecast Updated

Free cash flow for the first half of 2020 was $124.6 million at an average realized gold price[1] of $1,677 per ounce. With improved gold prices, our free cash flow forecast for 2020 has been modified to a range of $205 million to $275 million based on an average gold price of $1,800 per ounce. This compares with our prior forecast of $100 million to $170 million based on an average gold price of $1,450 per ounce. If gold prices were to decrease to $1,600 per ounce, the low end of our free cash flow forecast would be $175 million.

During the quarter, as a precautionary measure in response to the continuing operational risks related to COVID-19, the Company drew down $16.0 million of the revolving portion of the Loan Facility to increase available liquidity. The Company will focus on preserving liquidity while we operate under the COVID-19 safety protocols.

Impact of COVID-19

The Company’s primary commitment is the safety and health of our workforce and neighbouring communities in northwest British Columbia. There were no cases of COVID-19 identified at the Brucejack Mine as of August 5, 2020.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the guidance and directives provided by Ministry of Energy, Mines and Petroleum Resources Guidance to Mining and Smelting Operations during COVID-19 (March 23, 2020); and Northern Health COVID-19: Interim Guidelines for Industrial Camps (March 25, 2020). The Company has developed management plans to mitigate the spread of COVID-19 and protect the well-being of our employees, communities and other stakeholders.

The Company incurred $4.7 million of additional production costs during the quarter related to employee salaries and travel costs to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, the Company expects these costs to continue to be incurred to safely sustain operations.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

Second Quarter and Half-Year 2020 Operating and Financial Highlights

Key Operating Metrics

	3 months ended Jun. 30,		6 months ended Jun. 30,
	2020	2019	2020	2019
Gold produced (oz)	90,419	90,761	173,307	169,941
Head grade (g/t gold)	8.9	8.9	8.3	8.8
Gold Recovery (%)	96.7	96.9	96.6	96.9
Silver produced (oz)	109,332	135,797	233,258	244,031
Gold sold (oz)	96,047	85,953	176,508	167,387
Silver sold (oz)	83,642	104,442	198,282	201,416
Ore mined (wet tonnes)	352,594	337,044	710,268	645,431
Mining rate (tpd)	3,875	3,704	3,903	3,566
Ore milled (dry tonnes)	327,262	324,171	672,401	619,293
Mill throughput (tpd)	3,596	3,562	3,695	3,422

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Key Financial Metrics

	3 months ended Jun. 30,		6 months ended Jun. 30,
In thousands of USD, except for per ounce data	2020	2019	2020	2019
Revenue	166,567	113,202	293,127	216,321
Cost of sales ($)	106,555	83,413	196,060	157,380
Cost of sales ($/oz of gold sold)[1]	1,109	970	1,111	940
Earnings from mine operations ($)	60,012	29,789	97,067	58,941
Net earnings ($)	32,260	10,443	38,497	14,609
Net earnings ($/share)	0.18	0.06	0.21	0.08
Adjusted earnings ($)[1,2]	49,184	17,013	75,047	33,540
Adjusted earnings ($/share)[1,2]	0.26	0.09	0.40	0.18
Cash generated by operating activities ($)	92,131	41,183	144,669	81,127
Free cash flow ($)[1]	82,747	34,356	124,550	69,375
AISC ($/oz)[1]	911	940	950	905
Average realized price ($/oz)[1]	1,738	1,319	1,677	1,319
Average realized cash margin ($/oz)[1]	951	550	868	561
Long-term debt ($)[3]	382,763	496,507	382,763	496,507
Cash & cash equivalents ($)	124,734	34,281	124,734	34,281

The table contains quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements.

1.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

2.	Adjusted earnings are adjusted to exclude specific items not reflective of the underlying operations, including: loss on financial instruments at fair value, amortization of Loan Facility (defined below) transaction costs, accretion on convertible notes, and deferred income tax expense.

3.	As at June 30, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667. In the comparable period in 2019, long-term debt does not include the current portion of the Company’s Loan Facility and Offtake Obligation in the amount of $75,069.

Second Quarter 2020 Production Overview

●	Production totaled 90,419 ounces of gold and 109,332 ounces of silver in the second quarter 2020, on track to achieve 2020 annual guidance. Gold production was similar to 2019, when 90,716 ounces of gold and 135,797 ounces of silver were produced. COVID-19 did not directly affect second quarter gold production.

●	In May 2020, the Brucejack Mine achieved a major milestone with the safe and profitable production of its one millionth ounce of gold since the first gold pour in 2017.

●	In the second quarter, a total of 327,262 tonnes of ore, equivalent to a throughput rate of 3,596 tonnes per day, were processed. This was an increase from the comparable period in 2019, in which a total of 324,171 tonnes of ore, equivalent to a throughput rate of 3,562 tonnes per day, were processed. During the quarter, the mill operated below the permitted level of 3,800 tonnes per day due to scheduled and unscheduled maintenance, focus on lateral development and stope availability. In the comparable period in 2019, the mill was in the early phases of the planned production ramp-up, following receipt of amended permits in late 2018 to increase the rate of production from 2,700 tonnes per day to 3,800 tonnes per day.

●	The mill feed grade averaged 8.9 grams per tonne gold for the second quarter of 2020 equivalent to 2019.

●	Gold recovery for the second quarter of 2020 was 96.7% compared to 96.9% in the comparable period in 2019.

●	In the second quarter, 352,594 wet tonnes of ore were mined, equivalent to a mining rate of 3,875 tonnes per day. In the comparable period in 2019, 337,044 wet tonnes of ore, equivalent to a mining rate of 3,704 tonnes per day.

●	We continued our lateral development at a targeted rate of approximately 1,000 meters per month. During the three months ended June 30, 2020, a total 3,224 meters of lateral development and 43 meters of vertical development were completed.

●	The RC drilling grade control program was introduced in staggered phases, with the first drill in operation at the beginning of the second quarter on the 1080-meter level. Towards the end of the quarter, as the equipment and personnel became available, a second and third RC drill were commissioned and commenced drilling on the 1140-meter level. A total of 22,164 meters of RC drilling were completed during the quarter.

●	All diamond drilling activity was put on hold at the onset of the COVID-19 pandemic at the end of the first quarter to limit non-essential personnel at Brucejack. By the end of the second quarter, diamond drilling activity had resumed with four diamond drills on site conducting resource and infill drilling. Diamond drilling in the second quarter targeted reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining.

●	Infill diamond drilling in the second half of 2020 is planned to progress west toward the Brucejack Fault Zone, to follow-up on the 2019 infill drill program. The program is intended to support mining in the first quarter of 2021. Drilling is also planned to continue to the north toward the West Zone and will target Inferred Resources and previously intersected mineralization outside of the current Mineral Resource.

Second Quarter 2020 Financial Overview

●	In the second quarter, the Company generated revenue of $166.6 million, which included $164.7 million of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $1.9 million. During the comparable period in 2019, the Company generated revenue of $113.2 million which included $109.1 million of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $4.1 million. The increase in revenue was primarily the result of higher gold prices and higher gold ounces sold in the period due to the timing of production and subsequent sales.

●	In the second quarter 2020, the Company sold 96,047 ounces of gold at an average realized price of $1,738 per ounce, generating $163.3 million in revenue from contracts with customers. In the comparable period in 2019, the Company sold 85,953 ounces of gold at an average realized price of $1,319 per ounce, generating $107.6 million in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the three months ended June 30, 2020 was $1,711 (2019 – $1,309) per ounce of gold.

●	Total cost of sales for the second quarter 2020 was $106.6 million or $1,109 per ounce of gold sold[1] compared to $83.4 million or $970 per ounce of gold sold in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for employee salaries and travel costs related to COVID-19 protocols, as well as higher depreciation and depletion expenses.

●	In the second quarter, production costs, after adjustments for changes in inventories, were $68.1 million compared to $57.2 million in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs.

●	Total cash costs for the second quarter 2020 was $749 per ounce of gold sold[2] compared to $702 per ounce of gold sold in the comparable period in 2019. Total cash costs increased due to higher production costs related to employee salaries and travel costs associated with COVID-19 safety protocols.

●	AISC for the second quarter 2020 totaled $911 per ounce of gold sold compared to $940 per ounce of gold sold in the comparable period in 2019. AISC decreased primarily due to higher gold ounces sold offset by increased total cash costs.

●	In the second quarter, the Company incurred $5.2 million on sustaining capital expenditures compared to $8.0 million the comparable period in 2019. Significant sustaining capital expenditures during the period included the construction of the new bulk gravity lab ($1.0 million), the purchase of a 120-tonne crane ($0.9 million) and capitalized development costs ($0.7 million). In the comparable period in 2019, sustaining capital expenditures were focused on the purchase of underground drills and capitalized development costs.

●	Vertical development costs, including the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All costs associated with lateral development to access ore zones in preparation for mining are expensed.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

●	Earnings from mine operations were $60.0 million in the second quarter 2020 compared to $29.8 million in the second quarter 2019.

●	Net earnings in the second quarter 2020 were $32.3 million compared to $10.4 million in the second quarter 2019 with the increase primarily resulting from more ounces sold at higher gold prices, a decrease in interest and finance expense offset by an increase in production costs, depreciation and depletion expense and deferred income tax expense.

●	Adjusted earnings[1] were $49.2 million in the second quarter 2020 compared to $17.0 million in the second quarter 2019.

●	Cash generated from operating activities in the second quarter 2020 was $92.1 million compared to $41.2 million in the second quarter 2019.

●	Free cash flow[1] generated in the second quarter 2020 was $82.7 million compared to $34.4 million in the second quarter 2019.

●	Average realized cash margin[1] in the second quarter 2020 was $951 per ounce of gold sold compared to $550 per ounce of gold sold in the second quarter of 2019.

●	Cash and cash equivalents were $124.7 million as at June 30, 2020 increasing by $101.6 million from $23.2 million as at December 31, 2019.

●	The Company repaid $16.7 million of its $480.0 million senior secured loan facility (the “Loan Facility”). During the quarter, as a precautionary measure to increase available liquidity, the Company drew down $16.0 million of the revolving portion of the Loan Facility. At the end of the second quarter 2020 the outstanding balance on the Loan Facility was $364.7 million.

Regional Grassroots Exploration

The 2020 regional exploration program on the Company’s Bowser Claims is currently underway with crew and equipment mobilized to site. The exploration program is evaluating several distinct zones that have the potential to host Eskay Creek-style volcanogenic massive sulphide deposits and high-grade, epithermal related gold systems.

The primary focus of the 2020 program is the A6 Zone, located approximately 14 kilometers northeast of Brucejack. To follow up on the results of the 2019 program, 10,000 meters of drilling is planned to target Eskay Creek-style volcanogenic massive sulphide mineralization.

The 2020 program will also include drilling at the Koopa Zone, located 30 kilometers east-southeast of Brucejack, the Hanging Glacier Zone, located 4.5 kilometers northwest of Brucejack, and the East Snowfield Zone, located 6 kilometers north of Brucejack. In 2019, drilling at Koopa intersected wide intervals of low-grade, structurally-controlled epithermal-style gold mineralization. In 2020, 1,500 meters of drilling is planned to target deeper, potentially higher-grade parts of the system. At Hanging Glacier, 1,200 meters of drilling is planned to test an area where assay results from soil and prospecting samples returned anomalous gold values. At East Snowfield, 1,000 meters of drilling is planned to test a high-grade gold structure intersected during previous drilling campaigns.

The grassroots exploration program will continue through the summer and also include soil sampling, prospecting, regional mapping and hyperspectral imaging.

Qualified Persons

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grass-roots exploration program and has reviewed and approved the scientific and technical information in this news release related thereto.

Our unaudited consolidated interim Financial Statements and MD&A for the three and six months ended June 30, 2020 and 2019 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the second quarter 2020 operating and financial results and updates will take place Thursday, August 6, 2020 at 8:30 am PT (11:30 am ET).

Webcast and conference call details:

Thursday, August 6, 2020 at 8:30 am PT (11:30 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until August 20, 2020:

Toll Free (North America)	1-800-319-6413
Access Code	4889

About Pretivm

Pretivm is an intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:
Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic, including anticipating operational and financial impacts and our response and contingency plans; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of, 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:; uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; our ability to pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Notes to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.